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                                                                    Exhibit 99(e)

                          Entergy New Orleans, Inc.
            Computation of Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                               12 months
                                                              1994      1995      1996      1997       1998    Sept 1999
Fixed charges, as defined:
  Total Interest                                              $18,272   $17,802   $16,304   $15,287    $14,792  $14,561
  Interest applicable to rentals                                1,245       916       831       911      1,045    1,213
                                                              ---------------------------------------------------------
Total fixed charges, as defined                                19,517    18,718    17,135    16,198     15,837   15,774

Preferred dividends, as defined (a)                             2,071     1,964     1,549     1,723      1,566    1,532
                                                              ---------------------------------------------------------

Combined fixed charges and preferred dividends, as defined    $21,588   $20,682   $18,684   $17,921    $17,403  $17,306
                                                              =========================================================

Earnings as defined:

  Net Income                                                  $13,211   $34,386   $26,776   $15,451    $16,137  $25,945
  Add:
    Provision for income taxes:
     Total                                                      4,600    20,467    16,216    12,142     10,042   15,804
    Fixed charges as above                                     19,517    18,718    17,135    16,198     15,837   15,774
                                                              ---------------------------------------------------------

Total earnings, as defined                                    $37,328   $73,571   $60,127   $43,791    $42,016  $57,523
                                                              =========================================================
Ratio of earnings to fixed charges, as defined                   1.91      3.93      3.51      2.70       2.65     3.65
                                                              =========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 1.73      3.56      3.22      2.44       2.41     3.32
                                                              =========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.


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